February 15, 2013

VIA EDGAR CORRESPONDENCE

Kieran Brown

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust
File Nos. 811-07619 and 333-03715

Dear Mr. Brown:

This letter responds to your comments given during a telephone conversation on February 13, 2013 regarding the registration statement filed on Form N-1A for Nuveen Investment Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on December 17, 2012, which relates to a series of the Trust, Nuveen NWQ Small-Cap Value Fund (the “Fund”).

PROSPECTUS

COMMENT 1 - FUND SUMMARY - PRINCIPAL INVESTMENT STRATEGIES

With respect to the Standard & Poor’s SmallCap 600 Index, please indicate whether it is a widely recognized and utilized small cap index. With respect to each of the Russell 2000® Value Index and the Standard & Poor’s SmallCap 600 Index, please provide the date of the most recent reconstitution and the market cap range.

RESPONSE TO COMMENT 1

The Standard & Poor’s SmallCap 600 Index is a widely recognized and utilized small cap Index. The Standard & Poor’s SmallCap 600 Index is not reconstituted and the Russell 2000® Value Index is reconstituted in June of each year, but determined that the market range available for that index as of January 31, 2013 was more relevant for disclosure purposes. The following disclosure has been added to the prospectus, “As of January 31, 2013, the market cap range for the Russell 2000® Value Index was $40.4 million to $5.3 billion. As of January 31, 2013, the market cap range for the Standard & Poor’s SmallCap 600 Index was $88.8 million to $3.8 billion.”

COMMENT 2 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

For the portfolio manager, please clarify how long the portfolio manager has had her current responsibilities. If the portfolio manager has not had her current responsibilities for at least the past five years, please describe the portfolio manager’s responsibilities for the past five years.

RESPONSE TO COMMENT 2

The prospectus has been revised in response to this comment.

COMMENT 3 - HOW WE MANAGE YOUR MONEY - WHO MANAGES THE FUND

Please provide additional information regarding the complex-level fee breakpoints in either the prospectus or the statement of additional information.

RESPONSE TO COMMENT 3

This information is provided in the Fund’s statement of additional information.

COMMENT 4 - MORE ABOUT OUR INVESTMENT STRATEGIES

Please indicate whether derivatives are a part of the Fund’s principal investment strategies. If so, please provide the requisite disclosure. See the Commission’s concept release, Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Release No. IC-29776 for guidance.

RESPONSE TO COMMENT 4

Derivatives are not a part of the Fund’s principal investment strategies.

COMMENT 5 - GENERAL INFORMATION

As required by Item 12(a)(5) of Form N-1A, please state whether the required information is available through the Fund’s website at a specified Internet address.

RESPONSE TO COMMENT 5

The Fund’s prospectus and statement of additional information, both of which are available at www.nuveen.com provide the required information under Item 12(a)(5) of Form N-1A. The following disclosure has been added to the back cover of the prospectus in response to this comment: “The best sources for information regarding sales charges and distribution arrangements are the Fund’s prospectus and statement of additional information. The Fund has chosen to not separately disclose such information on its website because the prospectus and statement of additional information are made available free of charge on the website at www.nuveen.com.”

COMMENT 6 - GENERAL INFORMATION - NET ASSET VALUE

Provide disclosure regarding the calculation of the net asset value upon a shareholder’s request for redemption.

RESPONSE TO COMMENT 6

In response to this comment, the first sentence of the Net Asset Value section has been revised to read, “The price you pay for your shares or the amount you receive upon redemption of your shares is based on your Fund’s net asset value per share, which is determined as of the close of trading (normally 4:00 p.m. New York time) on each day the NYSE is open for business.”

COMMENT 7 - GENERAL INFORMATION - NET ASSET VALUE

Provide clarify the factors considered when an independent pricing service makes a fair value determination non-U.S. exchange-traded instruments.

RESPONSE TO COMMENT 7

The prospectus has been revised in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 8 - INVESTMENT RESTRICTIONS

In the “Investment Restrictions” section of the Statement of Additional Information (“SAI”), please add disclosure to investment restriction number (8) that the limitation will be applicable to municipal bonds if their income is derived from a specific project, in which case the securities are deemed to be from the industry of that project.

RESPONSE TO COMMENT 8

The following disclosure has been added: “For purposes of applying the limitation set forth in number 8 above, to the extent that the income from a municipal bond is derived from a specific project, the securities will be deemed to be from the industry of that project.”

COMMENT 9 - LIMITATIONS ON THE USE OF FUTURES AND FUTURES OPTIONS

Please provide updated language regarding the requirements of CFTC Rule 4.5.

RESPONSE TO COMMENT 9

The statement of additional information has been revised in response to this comment.

COMMENT 10 - PORTFOLIO MANAGER

With respect to the portfolio manager’s cash bonus being influenced by the firm’s overall profitability, is the bonus based on pre- or post-tax earnings?

RESPONSE TO COMMENT 10

The bonus is based on pre-tax earnings.

TANDY ACKNOWLEDGMENT

In connection with the Trust’s registration statement, the Trust acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren